Exhibit 99.10

Bookham Technology plc

18 March 2004

Oxfordshire, UK – 18 March 2004:  Bookham Technology plc announces that on 17 March 2004 it received notification from The Goldman Sachs Group, Inc that as at close of business on 16 March 2004, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 9,003,128 shares being 3.02% of the issued share capital of Bookham Technology plc.